
March 28, 2023

David Rankin
Chief Financial Officer
Seaboard Corporation
9000 West 67th Street
Merriam, KS 66202

      Re: Seaboard Corporation
          Form 10-K for Fiscal Year Ended December 31, 2022
          Filed February 14, 2023
          File No. 001-03390

Dear David Rankin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 21

1.   Throughout your results of operations year-to-year comparison, you identify multiple factors for changes in line items without quantifying the impact of each. For example, in the CT&M segment comparison you attribute the change in revenue to higher sales prices of commodities, and to a lesser extent, higher volumes to third-party customers, partially offset by lower volumes to affiliates due to timing of shipments. Please revise to quantify the change for each of the factors that you cite. Refer to Item 303(b) of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services